Consolidated Financial Summary (in Cdn$ millions except share and per share data)(1)

		Per Share

	Return on		Net		Earnings
	average	Share-	earnings		before					Share-		Closing
	shareholders’	holders’	– fully		income	Net	Total	Invest-	Net	holders’	Shares	share
	equity	equity	diluted	Revenue	taxes	earnings	assets(2)	ments	debt(3)	equity	outstanding	price
As at and for the years ended December 31:
1985	–	2.08	(1.89)	17.0	(0.9)	(0.9)	41.5	32.7	–	10.4	5.0	3.25 (4)
1986	25.4%	5.89	1.35	53.7	9.1	6.5	129.8	95.6	2.8	41.3	7.0	12.75
1987	31.3%	8.32	2.23	113.0	18.2	16.0	185.4	124.0	2.8	61.0	7.3	12.37
1988	21.2%	10.13	1.94	133.6	21.3	14.4	246.8	137.5	28.2	74.2	7.3	15.00
1989	20.3%	12.41	2.25	125.8	19.2	16.7	248.1	133.9	22.0	90.8	7.3	18.75
1990	23.0%	17.29	2.92	195.4	23.2	21.3	536.0	335.7	65.9	94.7	5.5	11.00
1991	21.3%	21.41	3.94	250.0	32.5	22.5	516.6	341.2	51.3	116.8	5.5	21.25
1992	7.7%	23.76	1.76	286.8	7.0	10.0	590.5	396.2	68.2	143.8	6.1	25.00
1993	20.3%	35.13	5.42	344.0	46.7	33.3	1,200.3	848.8	132.4	279.5	8.0	61.25
1994	12.1%	43.77	4.66	634.9	46.0	38.1	2,173.4	1,551.3	218.0	391.9	9.0	67.00
1995	20.1%	53.28	9.79	1,145.5	95.9	87.5	2,873.5	1,668.1	227.7	472.6	8.9	98.00
1996	21.4%	87.05	15.36	1,475.8	187.3	150.8	5,778.4	3,454.5	369.4	911.1	10.5	290.00
1997	20.4%	125.38	21.59	2,088.3	336.0	232.5	10,207.3	5,795.7	511.3	1,395.7	11.1	320.00
1998	20.1%	184.54	32.63	3,574.3	484.8	387.5	20,886.7	12,108.4	1,139.0	2,238.9	12.1	540.00
1999	4.3%	231.98	9.20	5,788.5	(17.3)	124.2	31,979.1	17,842.1	1,246.3	3,116.0	13.4	245.50
2000	4.1%	242.75	9.41	6,188.5	(32.9)	137.4	31,833.3	15,687.2	1,306.0	3,180.3	13.1	228.50
2001	(11.9% )	213.06	(28.04)	6,125.7	(736.1)	(346.0)	35,438.7	16,419.2	1,372.4	3,042.7	14.4	164.00
2002	12.8%	237.01	28.78	7,962.3	432.5	415.7	35,110.5	16,812.6	2,028.2	3,351.5	14.1	121.11

(1)	All share references are to common shares; shares outstanding are in millions

(2)	Commencing in 1995, reflects a change in accounting policy for reinsurance recoverables

(3)	Total debt (beginning in 1994, net of cash in the holding company) with Lindsey Morden equity accounted

(4)	When current management took over in September 1985

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